Samfine Creation Holdings Group Limited

February 1, 2023

Via EDGAR

Ms. Beverly Singleton

Mr. Hugh West

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Samfine Creation Holdings Group Limited
Amendment No. 4 to Draft Registration Statement on Form F-1
Submitted December 15, 2022
CIK No. 0001926792

Ladies and Gentlemen:

This letter is in response to the letter dated December 22, 2022, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to Samfine Creation Holdings Group Limited (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended draft registration statement on Form F-1 (“Draft Registration Statement No. 5”) is being filed to accompany this letter.

Amendment No. 4 to Draft Registration Statement on Form F-1

Risk Factors

The market price of our Ordinary Shares may be volatile . . . . , page 43

1. Please revise your risk factor to more fully discuss the risks to investors when investing in stock where the price is changing rapidly. Clearly state that rapid and substantial price volatility, including any stock-run up, may be unrelated to your actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of your stock.

In response to the Staff’s comments, we revised our disclosure on page 7, page 43, and page 44 of Draft Registration Statement No.5 to more fully discuss the risks to investors when investing in stock where the price is changing rapidly.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, Judgments and Estimates, page 67

2. Refer to the Provision for doubtful accounts, and specifically the last table for the six months ended June 30, 2022 on page 69. As all of your provision for doubtful accounts of HK3,172,238 shown in the second to the last table pertains to gross accounts receivable that are greater than 360 days, it is unclear how in the last table you arrived at 48.87% and 6.82% in the last two columns, rather than 100% in each column. Please revise or advise accordingly.

In response to the Staff’s comments, we confirm that the provision for doubtful accounts of HK$3,172,238 represents 48.87% of the gross accounts receivable of HK$6,491,209 which has an ageing greater than 360 days. We also confirm that that the same provision for doubtful accounts of HK$3,172,238 represents 6.82% of the total gross accounts receivable of HK$46,547,301 as of June 30, 2022, irrespective of its ageing group.

Results of Operations

Six Months ended June 30, 2021 compared to six months ended June 30, 2022, page 71

3. Please revise your MD&A discussion to address the following:

●	Under revenue on page 71, clarify that sales of printed book product actually increased for the six months ended June 30, 2022, as we note you disclose there was a decrease both sales of printed book products and novelty products, and discuss the factors that led to the increase.

●	Under allowance for doubtful accounts on page 73, provide an explanation for recording an allowance of HK$878,966 during the six months ended June 30, 2022 compared to none in the prior comparable period. Explain if the reason is attributable to one or more customers and also to which accounts receivable aging category(ies) this pertained as of December 31, 2021 or June 30, 2022.

●	Under other gain and loss, net on page 74, clarify there was an increase, rather than decrease, of HK213,395 for the six months ended June 30, 2022.

●	Under capital expenditures on page 85, reconcile the amounts for the years ended December 31, 2021 and 2020 with the respective amounts disclosed in the Statements of Cash Flows on page F-6

In response to the Staff’s comments, we revised our disclosure on page 71, page 73, page 74, and page 85 of Draft Registration Statement No. 5.

Related Party Transactions, page 127

4. We note that your disclosure in this section is current as of June 30, 2022. Please revise to indicate that the disclosure is current as of the most recent practicable date. Refer to Item 7 of Form 20-F.

In response to the Staff’s comments, we revised our disclosure on page 127 of Draft Registration Statement No.5 to indicate that the disclosure is current as of the most recent practicable date.

Experts, page 156

5. Please expand this section to also reference the review report issued by WWC, P.C. on your unaudited interim financial statements as of June 30, 2022 and for the six months ended June 30, 2022 and 2021. We note you have included at Exhibit 23.1, a letter from WWC, P.C. acknowledging awareness of the inclusion of their report. Give consideration instead to revise this letter as Exhibit 15.1 pursuant to Item 601(b)(15) of Regulation S-K. A separate Exhibit 23.1 accountants consent from WWC, P.C. should be filed with respect to their opinion rendered on your audited financial statements pursuant to Item 601(b)(23) of Regulation S-K.

In response to the Staff’s comments, we revised our disclosure on page 156 of Draft Registration Statement No.5 to reference the review report issued by WWC, P.C. on our unaudited interim condensed financial statements as of June 30, 2022 and for the six months ended June 30, 2022 and 2021. Separate Exhibits 15.1 and 23.1 are being filed accordingly.

Index to Consolidated Financial Statements, page F-1

6. If your audited financial statements are older than 12 months prior to this registration statement being declared effective, please be advised, since this is an initial public offering of your ordinary shares, you may be required to provide updated annual financial statements and related disclosures pursuant to Item 8.A.4 of Form 20-F or, if applicable, you should provide the representations required by Instruction 2 to Item 8.A.4 in an exhibit to the filing.

The Company has included in the Registration Statement its audited consolidated financial statements, prepared in accordance with accounting principles generally accepted in the United States of America, as of December 31, 2020 and 2021 and for each of the two fiscal years ended December 31, 2020 and 2021, and unaudited interim condensed consolidated financial statements as of June 30, 2022 and for each of the six-month periods ended June 30, 2021 and 2022.

The Company respectfully requests that the Commission waive the requirement of Item 8.A.4 of Form 20-F, which states that in the case of a company’s initial public offering, the registration statement on Form F-1 must contain audited financial statements of a date not older than 12 months from the date of the offering (the “12-Month Requirement”). See also Division of Corporation Finance, Financial Reporting Manual, Section 6220.3.

The Company is submitting this waiver request pursuant to Instruction 2 to Item 8.A.4 of Form 20-F, which provides that the Commission will waive the 12-Month Requirement “in cases where the company is able to represent adequately to us that it is not required to comply with this requirement in any other jurisdiction outside the United States and that complying with this requirement is impracticable or involves undue hardship.” See also the 2004 release entitled International Reporting and Disclosure Issues in the Division of Corporation Finance (available on the Commission’s website at http://www.sec.gov/divisions/corpfin/internatl/cfirdissues1104.htm) by the staff of the Division of Corporation Finance of the Commission (the “Staff”) at Section III.B.c, in which the Staff notes that:

“the instruction indicates that the staff will waive the 12-month requirement where it is not applicable in the registrant’s other filing jurisdictions and is impracticable or involves undue hardship. As a result, we expect that the vast majority of IPOs will be subject only to the 15-month rule. The only times that we anticipate audited financial statements will be filed under the 12-month rule are when the registrant must comply with the rule in another jurisdiction, or when those audited financial statements are otherwise readily available.”

In connection with this waiver request, the Company represents to the Commission that:

1.	The Company is not currently a public reporting company in any jurisdiction.

2.	The Company is not required by any jurisdiction outside the United States to prepare consolidated financial statements audited under any generally accepted auditing standards for any interim period.

3.	Full compliance with Item 8.A.4 of Form 20-F at present is impracticable and involves undue hardship for the Company.

4.	The Company does not anticipate that its audited financial statements for the fiscal year ended December 31, 2022 will be available until early May 2023.

5.	In no event will the Company seek effectiveness of the Registration Statement if its audited financial statements are older than 15 months at the time of the Company’s initial public offering.

The Company is filing this letter as an exhibit to the Registration Statement pursuant to Instruction 2 to Item 8.A.4 of Form 20-F.

Report of Independent Registered Public Accounting Firm, page F-28

7. Refer to the second paragraph under Results of Review of Interim Financial Statements. Please have your auditors clarify in the first sentence that they previously audited the consolidated balance sheet as of December 31, 2021, and the related statements of income and comprehensive income, equity and cash flows for the year then ended. In this regard, revise the plurality form to instead be singular with respect to the year December 31, 2021. In addition, expand the disclosure to clarify the auditor’s report is dated June 1, 2022, except for Note 2, for which the date is July 13, 2022. Reference is made to the auditor’s report on page F-2.

In response to the Staff’s comments, our auditor has revised the disclosure on page F-28 of Draft Registration Statement No. 5.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Wing Wah Cheng, Wayne
Name:	Wing Wah Cheng, Wayne
Title:	Chief Executive Officer

Ying Li, Esq.

Hunter Taubman Fischer & Li LLC

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